FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December 2006

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached hereto is Registrant’s press release dated December 15, 2006 announcing Registrant’s Public Offering of its Ordinary Shares at a price per share of $8.50, with net proceeds to the Company and Selling Shareholder of approximately $55.6 million.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rael Kolevsohn —————————————— Rael Kolevsohn General Counsel

Dated December 17, 2006

Gilat Satellite Networks Ltd. Announces Public Offering of its Ordinary Shares at a Price Per Share of $8.50, with Net Proceeds to the Company and Selling Shareholder of Approximately $55.6 Million

Petah Tikva, Israel, December 15, 2006 – Gilat Satellite Networks Ltd (Nasdaq: GILT) today announced the pricing of a public offering of 7,000,000 of its ordinary shares at a price to the public of $8.50 per share. Of such shares, 4,666,667 ordinary shares are being sold by Gilat and 2,333,333 shares are being sold by a selling shareholder. The underwriters have been granted an option for a period of 30 days to purchase up to an additional 350,000 ordinary shares from Gilat and 700,000 ordinary shares from the selling shareholder to cover over-allotments, if any. Net proceeds to Gilat from the offering are expected to be approximately $ 36.8 million.

Cowen and Company and CIBC World Markets are acting as Joint Bookrunning Managers of the offering and William Blair & Company, C.E. Unterberg, Towbin and Oppenheimer & Co. are acting as co-lead managers of the offering. This offering of ordinary shares is being made only by means of a prospectus. Copies of the final prospectus may be obtained from the Cowen and Company, LLC, Prospectus Department at ADP, 1155 Long Island Avenue, Edgewood, NY 11717, 631-254-7106. and from CIBC World Markets Corp., Prospectus Department, 9th floor, 622 Third Avenue, New York, NY 10016, 212-667-7200.

These securities are being issued pursuant to a registration statement on Form F-3 promulgated under the Securities Act of 1933, as amended, which were filed with and declared effective by the Securities and Exchange Commission.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Gilat Satellite Networks Ltd

Gilat Satellite Networks Ltd. is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (GNS), which is a provider of network systems and associated professional services, including turnkey solutions and outsourcing, to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 650,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and services offices worldwide. Gilat markets the SkyEdge(TM) Product Family which includes the SkyEdge(TM) Pro, SkyEdge(TM) IP, SkyEdge(TM) Call, SkyEdge(TM) DVB-RCS and SkyEdge(TM) Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Shira Gafni, Director of Corporate Marketing
Tel. + 972-3-925-2406
shirag@gilat.com

Gilat IR:
Ayelet Shaked
Director of IR, Gilat Satellite Networks Ltd.
Tel: +972 2 925 2598
ayelets@gilat.com

Investor Contact: USA
Andrea Priest
The Global Consulting Group (GCG)
Tel: +1 (646) 284 9425
apriest@hfgcg.com